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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-23054

                           NOTIFICATION OF LATE FILING

(Check One):


[X]    Form 10-K     [ ]   Form 11-K       [ ]    Form 20-F    [ ]   Form 10-Q


       For Period Ended:     DECEMBER 31, 2000
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[ ]    Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q


[ ]    Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR


[ ]    Transition Report on Form 11-K

       For Transition Period Ended:
                                   ---------




Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -          REGISTRANT INFORMATION

Full Name of Registrant:     HAMILTON BANCORP INC.
                        -----------------------------

Former Name if Applicable:
                          ----------

Address of Principal Executive Office (Street and Number): 3750 N.W. 87 AVENUE
                                                          ----------------------

City, State and Zip Code:     MIAMI, FLORIDA  33178
                         ----------------------------

PART II -         RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


PART III -        NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

                              SEE ATTACHMENT HERETO

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PART IV -         OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

            LUCIOUS T. HARRIS,
         CHIEF FINANCIAL OFFICER           (305)                717-5614
         ------------------------ ------------------------ --------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                            [X]  Yes(1)                 [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X]  Yes                    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SEE ATTACHMENT HERETO

                              HAMILTON BANCORP INC.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 3, 2001                      By:       /s/ LUCIOUS T. HARRIS
                                             --------------------------------
                                          Name:      Lucious T. Harris
                                          Title:     Chief Financial Officer

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(1)  The Company's independent accountants have not yet completed their review of the Form 10-Q for the quarter ended September 30, 2000.


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                            ATTACHMENT TO FORM 12B-25

             FORM 10-K FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2000



PART III - NARRATIVE

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K") because the Registrant has received comments from the SEC to its December 31, 1998 and 1999 Annual Reports on Form 10-K, as well as its quarterly reports on Form 10-Q in 1998, 1999 and 2000. As a result of these comments, the Registrant is working to complete a review of these previously filed reports and the financial statements included therein. In addition, the Registrant's Audit Committee and its auditors recently received an amendment to a report from independent counsel relating to facts underlying certain transactions. Review of the report must be completed prior to filing the Form 10-K.

The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

The open issues in the review primarily relate to differences between provisions and allowances for credit losses reported in the Registrant's financial statements for the year ended December 31, 1999 and for the interim periods in year 2000, and provisions and allowances reported in Hamilton Bank's regulatory reports. For the years ended December 31, 1999 and December 31, 2000, provisions for credit losses recorded in Hamilton Bank's regulatory reports exceeded the provisions recorded in the financial statements by approximately $32.7 million ($20.6 million, net of tax) and $4.2 million ($2.6 million, net of tax), respectively. The Registrant is seeking to answer the remaining questions of the SEC staff and expects that any revisions to its previously filed financial statements that could result from the review would be resolved and filed prior to the completion of the Form 10-K.

The Registrant cannot complete its analysis of the impact of the SEC comments on the fourth quarter of 2000 until the open issues of the SEC are resolved. Based on information currently available, the Registrant expects to report net income for the quarter ended December 31, 2000 of approximately $2 - $4 million, or $.20 - $.40 per diluted share.